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                                                                    Exhibit 4.28

                                 FIRST AMENDMENT
                         CONTROL DELIVERY SYSTEMS, INC.
                               SEVERANCE AGREEMENT

     This First Amendment to Severance Agreement (this "Amendment") made this 17th day of August, 2004 (the "Amendment Effective Date"), by and between Lori
H. Freedman ("Executive") and Control Delivery Systems, Inc. (the "Company").

     Reference is made to (a) that certain Severance Agreement dated February 20, 2004, by and between Executive and the Company (the "Severance Agreement"),
(b) that certain Control Delivery Systems, Inc. 2001 Incentive Plan Restricted Stock Award Agreement dated October 7, 2003 between Executive and the Company and that certain Control Delivery Systems, Inc. 1997 Incentive Plan Restricted Stock Award Agreement dated October 7, 2003 between Executive and the Company (collectively, the "October 2003 Restricted Stock Award Agreements"), (c) that certain Control Delivery Systems, Inc. 2001 Incentive Plan Restricted Stock Award Agreement dated May 28, 2003 between Executive and the Company (the "May 2003 Restricted Stock Award Agreement"), and (d) that certain Control Delivery Systems, Inc. 2001 Incentive Plan Restricted Stock Award Agreement dated August 16, 2004 between Executive and the Company (the "August 2004 Restricted Stock Award Agreement").

     Whereas, the Board of Directors of the Company (the "Board") has determined that Executive's salary should be reduced below Base Salary;

     Whereas, Executive has agreed to such reduction in salary under the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in consideration of the premises and the mutual promises, terms and conditions contained herein, the parties hereto agree as follows:

1.   Restricted Stock.

     a. Notwithstanding anything to the contrary in the October 2003 Restricted Stock Award Agreements, including without limitation
          Section 6 of such agreements, and notwithstanding anything to the contrary in the May 2003 Restricted Stock Award Agreement, including without limitation Section 7 of such agreement, all of the shares of restricted stock granted prior to August 16, 2004 shall automatically and immediately vest on the Amendment Effective Date and no longer be subject to forfeiture, including without limitation the following shares: 11,700 shares of restricted stock granted on May 28, 2003; 24,046 shares of restricted stock granted on October 7, 2003; 5,954 shares of restricted stock granted on October 7, 2003; 10,000 shares of restricted stock granted on October 7, 2003.

     b.   Section 11 of the October 2003 Restricted Stock Award Agreements,
          Section 11 of the August 2004 Restricted Stock Award Agreement and
          Section 12 of

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          the May 2003 Restricted Stock Award Agreement are each hereby deleted in their entirety and the following is substituted in place thereof:
          "Right of Repurchase of Vested Shares. Notwithstanding anything in this Agreement to the contrary, the Company agrees that it will not exercise any right that the Company has to purchase, repurchase or reacquire all or any part of Employee's Vested Shares."

2. Bonus. Subject to the occurrence of the Bonus Date and provided that Executive is employed by the Company on the Bonus Date, Executive shall be eligible for a bonus equal to Bonus Amount.

     "Bonus Amount" means that amount equal to the product of (a) $124.28 multiplied by (b) the number of calendar days that have elapsed during the period beginning on August 16, 2004 and ending on the Bonus Date.

     "Bonus Date" means the earliest date that the Board reasonably determines that the Company has the financial resources to pay Executive a bonus equal to the Bonus Amount.

     The parties acknowledge and agree that any obligation to pay a bonus is solely that of the Company and that none of the directors or officers of the Company shall have any personal liability with respect thereto.

3. Amendment to Section 1 of Severance Agreement. Section 1 of the Severance Agreement is hereby deleted in its entirety and the following is substituted in place thereof:

     a.   "1. Severance Benefits.

          i. Severance Benefits in the event of termination on or before December 31, 2006. If on or before December 31, 2006, the Company terminates Executive's employment without Cause, or Executive terminates his or her employment for Good Reason, the Company will provide severance benefits to Executive as follows:

               1. Notwithstanding anything to the contrary in any agreement between Executive and Company, including without limitation
                    Section 6 of the August 2004 Restricted Stock Award Agreement, all unvested shares of restricted stock granted to Executive will automatically and immediately vest on the Separation Date and no longer be subject to forfeiture, including without limitation the following shares: 20,000 shares of restricted stock granted on August 16, 2004.

               2. All options to purchase Company stock held by Executive will automatically and immediately vest and become exercisable on the Separation Date and remain exercisable for a period of six

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                    months following the Separation Date (or three months in the case of incentive stock options).

               3. The Company will pay to Executive a lump-sum cash amount equal to the Severance Payment within 30 days following the later of (a) the Separation Date, and (b) the date Executive delivers to Company a release of claims in accordance with
                    Section 16 of this Agreement. Notwithstanding the foregoing, in the event the Separation Date occurs after March 31, 2005, the Company shall have the right to defer payment of the Severance Payment until the Deferment Date, provided that the Severance Payment will accrue simple interest at the rate of 3 % per year, payable on the Deferment Date. The parties acknowledge and agree that the obligation to pay the Severance Payment is solely that of the Company and that none of the directors or officers of the Company shall have any personal liability with respect thereto.

               4. The Company will continue for a period of six months from the Separation Date to provide Executive with the following benefits: (1) the Company's group medical plan, and (2) life insurance arrangements or disability plan arrangements provided to executive-level employees of the Company. To the extent that the Company is unable to provide such benefits to Executive under its existing plans and arrangements, it will pay Executive cash amounts equal to the cost the Company would have incurred to provide those benefits.

4. Amendment to Section 2 of the Severance Agreement. Section 2 of the Severance Agreement is hereby deleted in its entirety and the following is substituted in place thereof:

     a.   "2. Definitions.

          i. "Applicable Base Salary" means: (a) for that period beginning August 16, 2004 and ending on that date which is 30 days following the Base Salary and Bonus Date, $140,000 and (b) for that period beginning on that date which is 31 days following the Base Salary and Bonus Date and ending on December 31, 2006, Base Salary.

          ii. "Base Salary" means $185,361 provided that in the event the Board in its sole discretion increases Executive's Base Salary above $185,361, the Base Salary as so increased will be referred to as "Base Salary."

          iii. "Base Salary and Bonus Date" means the first date on which both of the following conditions are met (a) the sum of all royalty payments

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               received by the Company from Bausch & Lomb after December 31,
               2004 under that certain Amended and Restated License Agreement between the Company and Bausch & Lomb dated December 9, 2003 equals five million dollars ($5,000,000), and (b) the sum of (i) cash, cash equivalents and short term investments, plus (ii) accounts receivable equals five million dollars ($5,000,000).

          iv. "Bonus Amount" means that amount equal to the product of (a) $124.28 multiplied by (b) the number of calendar days that have elapsed during the period beginning on August 16, 2004 and ending on the Base Salary and Bonus Date.

          v. "Cause" means only (a) willful malfeasance or gross negligence in the performance by Executive of his or her duties, resulting in material harm to the Company, (b) fraud or dishonesty by Executive with respect to the Company, or (c) Executive's conviction of any felony involving deception, fraud or moral turpitude. The Company may treat a termination of Executive's employment as termination for Cause only after (i) giving Executive written notice of the intention to terminate for Cause and of his or her right to a hearing by the Board, (ii) at least 30 days after giving the notice, conducting a hearing by the Board at which Executive may be represented by counsel, and (iii) giving Executive 30 days' written notice of the results of the hearing, which shall require a vote of a majority of the Directors then in office other than Executive. For purposes of this definition of Cause, no act or omission shall be considered to have been "willful" unless it was not in good faith and Executive had knowledge at the time that the act or omission was not in the best interest of the Company. Any act or failure to act based on authority given pursuant to a resolution duly adopted by the Board or based on the advice of counsel of the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interest of the Company. Cause shall not include willful failure due to incapacity resulting from physical or mental illness or any actual or anticipated failure after Notice of Termination for Good Reason.

          vi. "Deferment Date" means the earliest to occur of the date (a) the Company files for protection under the bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it, (b) the sum of all amounts paid to the Company from any source (including without limitation from Bausch & Lomb, financing sources or under any new or existing license or other commercial arrangement) after March 31, 2005 equals two million dollars ($2,000,000) and (c) December 31, 2005.

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          vii. "Good Reason" means (i) failure by the Company to maintain
               Executive in the positions of Vice President, Corporate Affairs, General Counsel and Secretary including holding the title of and serving as Vice President, Corporate Affairs, General Counsel and Secretary of the Company and having responsibility for performing all duties typically undertaken by such offices or assignment to Executive of duties materially inconsistent with such positions,
               (ii) the diminution in any material respect of Executive's positions or authority, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Executive, (iii) failure by the Company to (a) provide Executive with the Applicable Base Salary, (b) pay Executive a bonus equal to Bonus Amount within thirty (30) days following the Base Salary and Bonus Date, or (c) provide Executive with the benefits and other compensation (including without limitation bonus and other incentive compensation) Executive was receiving as of the date of this Agreement, or (iv) relocation of Executive's principal place of work to a location more than 30 miles from its current location without Executive's consent. For purposes of this definition of Good Reason, "Company" means Control Delivery Systems and any successor of Control Delivery Systems, provided if any such successor has a parent, then Company shall mean the ultimate parent corporation.

          viii. "Maximum Bonus" means the maximum bonus payable in any year and is calculated assuming all bonus targets or formulas for determining the bonus in such year had been met if Executive and Board had, prior to the Separation Date, agreed on such targets or formulas. If no such targets or formulas have been set as of the Separation Date, then the maximum bonus shall be deemed to be the actual bonus paid to Executive during the preceding fiscal year. Notwithstanding anything herein to the contrary, Maximum Bonus shall not include the Bonus Amount.

          ix.  "Reduced Base Salary" means $140,000.

          x. "Separation Date" means the date the Employee's employment with the Company ends.

          xi. "Severance Payment" means the sum of (x) an amount equal to six months' Base Salary plus (y) a pro-rated portion of the Maximum Bonus that would otherwise be payable in the year that the Separation Date occurs, if any.

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5.   Remainder of Severance Agreement Unaffected. In all other respects, the provisions of the Severance Agreement shall remain in full force and effect.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

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     In witness whereof, the parties hereto have executed this Agreement as of the date first set forth above.


                                        By: /s/ Lori H. Freedman
                                            ------------------------------------
                                        Name: Lori H. Freedman


                                        CONTROL DELIVERY SYSTEMS, INC.


                                        By: /s/ Paul Ashton
                                            ------------------------------------
                                        Name: Paul Ashton
                                        Title: Chief Executive Officer &
                                               President